Exhibit 99.1
December 15, 2009

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2009.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets	As at October 31,
(expressed in U.S. dollars)	2009	2008
Net assets:
Gold bullion, at market	$1,292,065,170	709,313,709
Silver bullion, at market	1,029,260,117	450,336,352
Cash	2,918,749	1,470,435
Short-term deposits	61,171,225	45,498,877
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	162,775	200,462
	2,385,640,536	1,206,882,335
Accrued liabilities	(1,338,221)	(1,358,756)
Dividends payable	(1,960,177)	(1,524,677)

Net assets representing shareholders’ equity	$2,382,342,138	1,203,998,902

Represented by:

Capital stock	$1,493,341,163	1,041,676,329
Contributed surplus	-	4,693,182
Retained earnings inclusive of unrealized appreciation (depreciation) of holdings	889,000,975	157,629,391

	$2,382,342,138	1,203,998,902

Net asset value per share:
Class A shares	$12.15	7.90
Common shares	$9.15	4.90

Exchange rate year end: U.S. $1.00 = Cdn.	$1.0774	1.2165

Net asset value per share expressed in Canadian dollars
Class A shares	$13.09	9.61
Common shares	$9.86	5.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2009 and 2008 Annual Reports and accompanying MD&As.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2009, net assets as reported in U.S. dollars increased by $1,178.3 million or 97.9%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues, inclusive of share issue costs reductions from fiscal 2008 ($578,084), totalled $451,664,834, of which $248,376,698 was used to purchase 271,705 fine ounces of gold bullion, and $178,962,947 was used to purchase 13,588,255 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $23,747,105, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (42.3%) and silver (78.6%) during the year.

During fiscal 2009, the net asset value per Class A share, as reported in U.S. dollars, increased by 53.8% from $7.90 to $12.15.  Gold prices increased by 42.3% and silver prices increased by 78.6% during the fiscal year.  The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser rate, by 36.2% from $9.61 to $13.09 primarily due to a 11.4% decrease in the exchange rate value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statement of Income (Loss)
(expressed in U.S. dollars)	Years ended October 31,
	2009	2008	2007
Income:
Interest	$353,104	958,973	1,097,708
Change in unrealized appreciation (depreciation) of holdings	734,541,009	(348,028,081)	221,489,568
	734,894,113	(347,069,108)	222,587,276

Expenses:
Administration fees	3,893,726	3,223,989	2,558,506
Safekeeping, insurance and bank charges	1,710,872	1,540,018	1,165,156
Shareholder information	170,248	165,971	146,884
Directors’ fees and expenses	134,361	139,070	129,047
Stock exchange fees	128,330	129,801	92,419
Auditors’ fees	76,418	110,178	117,967
Registrar and transfer agent fees	75,145	77,569	73,728
Legal fees	64,194	113,904	87,556
Miscellaneous	1,169	1,198	1,493
Foreign currency exchange loss	1,071	1,851	5,345
Total expenses	6,255,534	5,503,549	4,378,101
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$728,638,579	(352,572,657)	218,209,175
Basic and diluted net income (loss) per share:
Class A shares	$4.24	(2.58)	1.94
Common shares	$4.23	(2.59)	1.93

Net income of $728,638,579 was reported for the 2009 fiscal year compared to the 2008 net loss of $352,572,657.  The increase in net income for 2009 was primarily the result of unrealized appreciation of holdings during the year.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 13.7% over the prior year.   Year end net assets were increased from the prior year period due to increases in the prices of gold and silver, combined with the proceeds received from the three public offerings that were completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2009 fiscal year decreased to 0.33% compared to 0.38% in 2008.

Subsequent to October 31, 2009, on November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $220,373,760.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, both in physical bar form. The balance of $13,497,931 was retained by the Company in interest-bearing cash deposits for working capital purposes.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At October 31, 2009, the Class A shares of Central Fund were backed 97.4% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878